July 12, 2016

Andrew Mew

Senior Assistant Chief Accountant

Office of Transportation and Leisure

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549-3561

Re:	Ardmore Shipping Corporation
Form 20-F for Fiscal Year Ended December 31, 2015
Filed April 6, 2016
File No. 001-36028

Dear Mr. Mew:

We have reviewed the letter to Ardmore Shipping Corporation (the “Company”) dated June 24, 2016 and setting forth the staff comments on the Company’s Form 20-F for year ended December 31, 2015, filed April 6, 2016. This letter responds to the comments made by the staff in the letter. For your convenience, we have numbered the responses to correspond to the comments in the staff’s letter and have incorporated the staff’s comments in italicized typeface before each of the Company’s responses.

Response to Staff comments

Item 5. Operating and Financial Review and Prospects

A. Operating Results, page 50

1.	We note that revenue for the year ended December 31, 2015 was $157.9 million, an increase of $90.6 million from $67.3 million for the year ended December 31, 2014. We also note that you attribute this increase to an increase in the average number of owned vessels to 19.69 from 12.1, improving market conditions, and an increase in earnings per day generated by vessels employed in the spot market. Given the significant change in this revenue amount, and that several factors are responsible for the increase, please revise to quantify the impact of each factor on the change in revenue. Also, for income statement expense line items such as general and administrative, please revise to discuss and quantify the nature of the factors responsible for the change in expenses between periods.

Ardmore Shipping Corporation

July 12, 2016

Please see the disclosure below, which the Company intends to disclose in future filings and is marked against the disclosure provided in the Company’s Form 20-F in relation to the revenue and general and administrative expenses for the year ended December 31, 2015:

Revenue. Revenue for the year ended December 31, 2015 was $157.9 million, an increase of $90.6 million from $67.3 million for the year ended December 31, 2014. ~~The increase is due to an increase in the average number of owned vessels to 19.69 for 2015 from 12.1 for 2014, improving market conditions and an increase in earnings per day generated by vessels employed in the spot markets.~~ The average number of owned vessels increased to 19.7 for 2015 from 12.1 for 2014, resulting in revenue days of 7,061 in 2015 as compared to 4,280 in 2014.

We had 16 and 11 vessels employed under time charter and pool arrangements as at December 31, 2015 and 2014, respectively. Revenue days derived from time charter and pool arrangements were 4,473 in 2015 as compared to 3,802 in 2014. The increase in revenue days in time charter and pool arrangements resulted in an increase in revenue of $9.5 million while improving market conditions resulted in additional revenue of $11.1 million.

We had eight vessels and three vessels employed under direct spot chartering arrangements as at December 31, 2015 and 2014, respectively. For spot chartering arrangements we had 2,588 revenue days in 2015 as compared to 478 in 2014. This increase in revenue days derived from spot chartering arrangements resulted in an increase in revenue of $60.2 million, while improving market conditions further increased spot chartering revenue by $9.8m. As discussed above, under direct spot chartering arrangements, revenue is recognized on a gross charter basis, whereas under time chartering and pooling arrangements, the charterer typically pays voyage expenses and revenue is recognized on a net basis.

Commission and voyage related costs. Commissions and voyage related costs were $30.1 million for the year ended 31 December, 2015 as compared to $7.0 million for the year ended 31 December, 2014. ~~This increase is primarily due to 2,781 additional revenue days in 2015, as compared to 2014, in line with the vessel deliveries following December 31, 2014.~~ Revenue days increased to 7,061 in 2015 as compared to 4,280 in 2014. For spot chartering arrangements we had 2,588 revenue days in 2015 as compared to 478 in 2014. This increase in revenue days derived from spot chartering arrangements resulted in an increase in commissions and voyage related expenses of $23 million. As discussed above under direct spot chartering arrangements, all voyage expenses are borne by us as opposed to the charterer, while under time charter and pooling arrangements, the charterer typically pays the voyage expenses.

General and administrative expenses. General and administrative expenses for the year ended December 31, 2015 were $10.7 million, as compared to $8.2 million for the year ended December 31, 2014. This increase reflects additional staff and travel costs associated with operating a larger fleet of $1.5 million and $0.7 million respectively. We took delivery of ten new-buildings during 2015 and average headcount increased to 25 for 2015 from 17 for 2014. As a result, other miscellaneous costs also increased by $0.3 million. ~~along with general and administrative expenses being prone to fluctuations between periods~~

Ardmore Shipping Corporation

July 12, 2016

Quantitative and Qualitative Disclosures about Market Risks, page 78

2.	Your disclosures regarding market risk, as set forth in Note 11 to the financial statements, do not appear to comply with the requirements outlined in Part I, Item 11 of the Form 20-F instructions. Please revise your discussion of market risk in note 11 (specifically related to interest rate risk) so that it is presented in one of the formats outlined in Part I, Item 11(a) of Form 20-F.

In future filings, the Company will add the following disclosure, as a separate paragraph, to the disclosures already made in the Company’s Form 20-F in relation to the market risk set forth in Note 11 (specifically related to interest rate risk):

11.3.1 Interest Rate Risk Sensitivity Analysis

The disclosure in the immediately following paragraph about the potential effects of changes in interest rates are based on a sensitivity analysis, which models the effects of hypothetical interest rate shifts. A sensitivity analysis is constrained by several factors, including the necessity to conduct the analysis based on a single point in time and by the inability to include the extraordinarily complex market reactions that normally would arise from the market shifts. Although the following results of a sensitivity analysis for changes in interest rates may have some limited use as a benchmark, they should not be viewed as a forecast. This forward-looking disclosure also is selective in nature and addresses only the potential impacts on our borrowings.

Assuming we do not hedge our exposure to interest rate fluctuations, a hypothetical 100 basis-point increase or decrease in our variable interest rates would have increased or decreased our interest expense by $3.5 million (2014: $1.8 million), on an annualized basis, using the average long-term debt balance and actual interest incurred in each period.

Notes to Consolidated Financial Statements

16. Net earnings/(loss) per share, page F-25

3.	We note from your disclosures in Note 18 that since 2013 you have issued stock appreciation rights to certain of your officers and directors. Please tell us and revise to disclose how these SARs are included in your diluted earnings per share computation. If they have not been included because the effect is anti-dilutive, please disclose the nature and amount of these securities in Note 16 in accordance with ASC 260-10-50-1(c).

In future filings, the Company will disclose whether or not SARs are included in the diluted earnings per share computation and provide the disclosures required by ASC 260-10-50-1(c). Please see the disclosure below, which the Company intends substantially to include in future filings and is marked against the latest disclosure in Note 16 to the Company’s Consolidated Financial Statements:

Ardmore Shipping Corporation

July 12, 2016

Basic and diluted earnings/(loss) per share is calculated by dividing the net profit/(loss) available to common shareholders by the weighted average number of common shares outstanding during the periods. Diluted earnings per share is calculated by adjusting the net profit/(loss) available to common shareholders and the weighted average number of common shares used for calculating basic earnings/(loss) per share for the effects of all potentially dilutive shares. Such dilutive common shares are excluded when the effect would be to increase earnings per share or reduce a loss per share.

For the year ended
	Dec 31, 2015	Dec 31, 2014	Dec 31, 2013
Numerator:
Net profit/(loss) available to common shareholders	31,954,965	1,660,474	(3,842,603)
Denominator:
Weighted average number of shares outstanding	26,059,122	24,547,661	12,241,599

Earnings/(loss) per share, basic and diluted	1.23	0.07	(0.31)

For the period ended December 31, 2015, SARs granting the right to acquire 1,142,056 shares (2014: 1,105,838, 2013: 1,078,125) were outstanding. The SARs have been excluded from the computation of diluted EPS as they are anti-dilutive.

*   *   *

In connection with responding to the staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Ardmore Shipping Corporation

July 12, 2016

If you would like to discuss any of the matters contained in this letter, please feel free to contact us.

Sincerely,

ARDMORE SHIPPING CORPORATION

By:	/s/ Paul Tivnan
Name:	Paul Tivnan
Title:	Chief Financial Officer

cc:	David Matheson (Perkins Coie LLP)
Breffni Maguire (Ernst & Young)